SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 333-117450

A.	Full title of the plan:

COMMONWEALTH BUILDER 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania, 18612-9774

Commonwealth Builder 401(k) Plan

December 31, 2004 and December 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of

Commonwealth Builder 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Commonwealth Builder 401(k) Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Commonwealth Builder 401(k) Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for the purpose of additional analysis and is not required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ AMPER, POLITZINER & MATTIA, P.C.

Flemington, New Jersey

June 23, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Commonwealth Builder 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Commonwealth Builder 401(k) Plan at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania

May 28, 2004

Commonwealth Builder 401(k) Plan

Statement of Net Assets Available for Benefits

December 31

	2004	2003
Assets
Investments at fair value	$38,532,528	$28,323,945
Participant Loans	1,082,546	972,922
Cash	101,209	5,509
Receivables
Employer contributions	33,708	—
Participant contributions	88,225	—
Interest and Securities Sold	—	3,012

Total assets	39,838,216	29,305,388

Liabilities
Liabilities
Amounts due to brokers for securities purchased	—	7,600

Total liabilities	—	7,600

Net assets available for benefits	$39,838,216	$29,297,788

The accompanying notes are an integral part of these financial statements.

Commonwealth Builder 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31

2004
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$4,227,933
Interest/dividends	581,157
Contributions
Employer	1,020,274
Participants	2,735,248
Rollovers	178,035

Total additions	8,742,647

Deductions from net assets attributed to:
Benefits paid to participants	2,494,548
Fees	2,050

Total deductions	2,496,598

Increase in net assets available for benefits prior to transfers	6,246,049
Transfers from related plans	4,294,379

Net assets available for benefits
Beginning of period	29,297,788

End of period	$39,838,216

The accompanying notes are an integral part of these financial statements.

Commonwealth Builder 401(k) Plan

Notes to Financial Statements

December 31, 2004 and December 31, 2003

1.	Description of Plan

The following brief description of Commonwealth Builder 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan Administrator.

Effective July 1, 2004, Commonwealth Telephone Company bargaining unit employees and Commonwealth Communications bargaining unit employees became eligible to participate in the Plan. The Commonwealth Telephone Company Bargaining Employees 401(k) Plan and the Commonwealth Communications Bargaining Employees 401(k) Plan assets were liquidated in June 2004 and deposited in the Plan in July 2004 and shown as transfers from related plans on the statement of changes in net assets available for benefits.

General

The Plan is a defined contribution plan covering substantially all employees of Commonwealth Telephone Enterprises, Inc. and its subsidiaries (the “Company” or “CTE”). The Plan is a qualified plan under Internal Revenue Code (the “Code”) section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan allows an employee to become eligible for participation in the Plan on the first day of the month coincident with or next following the later of date of employment commencement or attaining the age of eighteen.

Change in Trustee

On July 1, 2004, CTE transitioned its 401(k) record keeping to Milliman. In conjunction with this, CTE transitioned the trustee duties from Mellon Human Resource and Investor Solutions to Charles Schwab Trust Company. This transaction was overseen and approved by the management investment committee of CTE and approved by the Board of Directors.

Contributions

Non-bargaining participants in the Plan may contribute between 1 percent and 25 percent of their base compensation subject to certain limits imposed by the Code. Non-bargaining participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes on behalf of each non-bargaining participant 100% of the participant’s deferral not to exceed 3.5 percent of the non-bargaining participant’s compensation during the year. For any Plan year, the Company may contribute additional matching contributions as it shall determine. Such additional contributions will be allocated to participants employed on the last day of the Plan year, as defined. All Company contributions are initially invested in CTE common stock. Effective April 1, 2003, all Company contributions initially invested in CTE common stock, and all amounts previously invested in CTE common stock, are subject to participant investment direction.

Bargaining participants in the Plan may also contribute between 1 percent and 25 percent of their base compensation subject to certain limits imposed by the Code. Bargaining participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company does not provide matching contributions to bargaining participant accounts.

All participants may direct the investment of their contribution into various investment options offered by the Plan including CTE Common Stock.

Commonwealth Builder 401(k) Plan

Notes to Financial Statements

December 31, 2004 and December 31, 2003

The Plan allows all eligible employees to change salary deferral elections for each payroll cycle. All participants may change investment elections on a daily basis.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings, and may be charged with an allocation of administrative expenses. Allocations are made in direct proportion to the respective amount in each participant’s account. The benefit to which a participant is entitled is the participant’s account balance.

Vesting

Participants are immediately 100 percent vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions portion of non-bargaining employee accounts, plus earnings thereon, is based on years of continuous service. A non-bargaining participant is 100 percent vested after five years of credited service.

Less than 2 years	0%
2 years	25%
3 years	50%
4 years	75%
5 or more years	100%

Forfeited amounts are used to reduce Company contributions.

Plan Benefits

On termination of service due to death, disability or retirement, a participant or designated beneficiary may elect to receive a lump-sum distribution if the value of the participant’s account is less than or equal to $5,000. If the value of the participant’s account is greater than $5,000, the participant or designated beneficiary may elect to have their benefit paid out in an immediate or deferred annuity (as defined) or lump sum.

A participant may elect to have the lump-sum distribution paid in cash or CTE common stock. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

Additionally, the Plan permits participants to withdraw, in cash, a portion or all of their vested account balance. These special distributions include in-service distributions and hardship withdrawals. An active participant may request an in-service distribution upon attaining age 59½. A hardship withdrawal may be granted to a participant before attaining age 59½ for a financial emergency circumstance as defined by the Plan. A participant who receives a hardship withdraw is prohibited from making elective deferrals for six months after receipt of the distribution.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their vested account balance or $50,000 minus the highest outstanding loan balance in the last 12 months. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is up to 30 years. The loans are secured by the balance in the

Commonwealth Builder 401(k) Plan

Notes to Financial Statements

December 31, 2004 and December 31, 2003

participant’s account. The loan bears interest at the prime rate plus one basis point plus a one time $50 administrative fee. Principal and interest is paid ratably through automatic payroll deductions. The Plan does not allow an employee to have more than two loans outstanding at any given time.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held. The guaranteed investment contracts held in the Dreyfus-Certus Stable Value Fund Class I and Schwab Stable Value Fund are valued at estimated fair value. CTE Common Stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and calculated daily. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940, are annual fees deducted to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Investments in Common Collective Trusts

The Schwab Stable Value Fund (the “Fund”) became an investment of the Plan effective July 1, 2004. The Fund invests in a diversified portfolio of investment contracts issued by insurance companies and banks. Each contract has its own specific terms. The credited rate of the Fund is the average yield being earned by all investments in the Fund.

The trustee and the portfolio manager of the Fund is Charles Schwab Trust Company. The investment contracts are nontransferable but provide for benefit responsive withdrawals by Plan participants at contract value. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Fund at December 31, 2004 is $7,147,444.

During 2003 and through June 30, 2004, the Plan held investments in the Dreyfus-Certus Stable Value Fund Class I. Effective January 1, 2004, the fund name changed to the Mellon Stable Value Fund. This Fund is a collective investment fund invested primarily in guaranteed investment contracts. The contract value at December 31, 2003 was $5,709,287, which approximated fair value. Upon liquidation, no market value adjustments were applicable.

Commonwealth Builder 401(k) Plan

Notes to Financial Statements

December 31, 2004 and December 31, 2003

The approximate annualized average yield and crediting interest rates were as follows:

	January 1, 2004 to June 30, 2004	July 1, 2004 to December 31, 2004
Average yield	4.35%	4.22%
Crediting interest rates	3.00% to 6.00%	2.58% to 5.8%

Expenses of the Plan

Fees and other costs incurred may be paid by the Plan; however, currently the majority are paid by the Plan sponsor (CTE).

Payment of Benefits

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, issuer, credit, derivative, liquidity, mortgage, foreign investment, currency, leveraging and management. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Commonwealth Builder 401(k) Plan

Notes to Financial Statements

December 31, 2004 and December 31, 2003

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

December 31, 2004
Investments at fair value
Schwab Stable Value	$7,147,444
American Funds Growth	3,399,591
Barclays Global LifePath 2010	3,385,678
Legg Mason Value Trust	4,233,838
Royce Low Priced Stock Fund	3,115,607
CTE Common Stock	9,838,739

December 31, 2003
Investments at fair value
Dreyfus - Certus Stable Value Fund Class I	$5,709,287
Dreyfus - Premier Third Century Fund	1,964,116
Dreyfus - Lifetime Growth & Income Fund	2,337,000
Dreyfus - Disciplined Stock Fund	3,231,724
Dreyfus - Emerging Leaders Fund	2,234,830
PIMCO Total Return Bond Fund	1,603,689
CTE Common Stock	9,058,407

The Plan’s investments, including gains and losses on investments sold, as well as held during the year ended December 31, 2004 appreciated in value by $4,227,933 as follows:

December 31, 2004
Mutual funds	$1,598,403
CTE Stock	2,629,530

$4,227,933

Commonwealth Builder 401(k) Plan

Notes to Financial Statements

December 31, 2004 and December 31, 2003

4.	Tax Status

The Plan received a favorable determination letter dated September 8, 2003 in which the Internal Revenue Service (IRS) stated that the Plan, as amended and restated effective December 23, 2002, is qualified and that the trust established under the Plan is exempt. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. The underlying volume submitter plan effective July 1, 2004, received a favorable advisory letter October 13, 2000.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.	Party-in-Interest Transactions

Through June 30, 2004 the trustee and custodian of the Plan was Boston Safe Deposit and Trust Company which is an affiliate of Mellon Financial Corporation, a bank holding company. The Plan invested in shares of mutual funds and a collective trust managed by an affiliate of Mellon Financial Corporation, a bank holding company. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Effective July 1, 2004, the trustee and custodian of the Plan became Charles Schwab Trust Company. The Plan invests in the Schwab Stable Value Fund. Transactions in such an investment qualify as party-in-interest transactions.

Commonwealth Builder 401(k) Plan

EIN # 23-2093008 Plan #003

Schedule H, Item 4(i)

Schedule of Assets Held for Investment Purposes as of December 31, 2004

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	# of Shares at December 31, 2004	Current Value at December 31, 2004
*	Schwab Stable Value	Common Collective Trust	466,372.891	$7,147,444
	American Funds Growth	Registered Investment Co.	124,208.644	3,399,591
	Barclays Global Bond Index	Registered Investment Co.	35,785.687	355,352
	Barclays Global LifePath	Registered Investment Co.	20,312.995	214,302
	Barclays Global LifePath 2010	Registered Investment Co.	265,751.783	3,385,678
	Barclays Global LifePath 2020	Registered Investment Co.	12,332.254	187,327
	Barclays Global LifePath 2030	Registered Investment Co.	35,080.582	521,648
	Barclays Global LifePath 2040	Registered Investment Co.	7,108.307	121,054
	Dodge & Cox Balanced Fund	Registered Investment Co.	5,775.928	458,320
	EuroPacific Growth Fund	Registered Investment Co.	43,007.164	1,531,915
	Legg Mason Value Trust	Registered Investment Co.	59,539.277	4,233,838
	Lord Abbett Affiliated Fund	Registered Investment Co.	8,150.081	120,458
	PIMCO Total Return	Registered Investment Co.	182,067.471	1,942,660
	Royce Low Priced Stock Fund	Registered Investment Co.	203,235.936	3,115,607
	Vanguard 500 Index	Registered Investment Co.	17,543.844	1,958,595

*	CTE Common Stock	Shares of Commonwealth Telephone Enterprises, Inc. Common Stock	198,122.000	9,838,739

*	Participants’ Notes	Participants’ loans with interest rates from 5% to 13%		1,082,546

				$39,615,074

*	party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMONWEALTH BUILDER 401(k) PLAN
DATE: June 29, 2005

	By:	/S/ DONALD P. CAWLEY
Donald P. Cawley
Executive Vice President and Chief Accounting Officer

FORM 11-K

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Amper, Politziner & Mattia

23.2	Consent of PricewaterhouseCoopers LLP

32	Certification of Chief Executive Officer and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002